SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549



                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULE 13d-1(a) AND
             AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       (Amendment No. ___________)1/

                              MarineMax, Inc.
                              (Name of Issuer)

                  Common Stock, par value $.001 per share
                       (Title of Class of Securities)

                                567908 10 8
                               (CUSIP Number)

                               Mary D. Allen
               Vice President, General Counsel and Secretary
                           Brunswick Corporation
                            1 North Field Court
                        Lake Forest, Illinois 60045
                               (847) 735-4822
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                June 5, 1998
          (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                       (Continued on following pages)

                            (Page 1 of 17 Pages)

--------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 567908 10 8               13D               Page 2 of 17 Pages
----------------------                               ------------------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brunswick Corporation

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                         7      SOLE VOTING POWER              1,861,200

        NUMBER OF        8      SHARED VOTING POWER             -0-
          SHARES
       BENEFICIALLY      9      SOLE DISPOSITIVE POWER         1,861,200
      OWNED BY EACH
        REPORTING       10      SHARED DISPOSITIVE POWER        -0-
       PERSON WITH


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,861,200

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                           [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        14.1%

    14       TYPE OF REPORTING PERSON*
             HC


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP No.  567908 10 8            13D            Page 3 of 17 Pages
----------------------                           ------------------------



Item 1.           Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.001 per share (the "Common Stock") of MarineMax, Inc., a Delaware corporation ("MarineMax"), with principal executive offices located at 18167 US North #499, Clearwater, Florida 33764.

Item 2.           Identity and Background.

         This Statement is filed by Brunswick Corporation, a Delaware corporation ("Brunswick"). Brunswick is a multinational, branded consumer products company serving the outdoor and indoor active recreation markets. Brunswick operates in two business segments: Recreation and Marine. The Recreation segment consists of the Brunswick Outdoor Recreation Group, the Life Fitness Division and the Brunswick Indoor Recreation Group. The Marine segment consists of the Mercury Marine Group, Sea Ray Group and US Marine Division. The address of the principal business and principal office of Brunswick is 1 North Field Court, Lake Forest, Illinois 60045.

         The following table sets forth the names and positions of each executive officer of Brunswick. Unless otherwise indicated below, the address of each executive officer is 1 North Field Court, Lake Forest, Illinois 60045.

   Name                                Position
   ----                                --------

   Peter N. Larson                     Chairman and Chief Executive Officer

   Peter B. Hamilton                   Senior Vice President and Chief
                                       Financial Officer

   Mary D. Allen                       Vice President, General Counsel
                                       and Secretary

   George W. Buckley                   Corporate Vice President and
                                       President -- Mercury Marine Group
                                       W 6250 Pioneer Road
                                       Fond du Lac, Wisconsin 54936

   Kathryn J. Chieger                  Vice President -- Corporate and
                                       Investor Relations

   Jim W. Dawson                       Corporate Vice President and
                                       President -- Brunswick Outdoor
                                       Recreation Group
                                       6101 E. Apache
                                       Tulsa, Oklahoma 74115

   Frederick J. Florjancic, Jr.        Corporate Vice President and
                                       President -- Brunswick Indoor
                                       Recreation Group

   Dudley E. Lyons                     Vice President -- Strategic Business
                                       Development

   Richard S. O'Brien                  Vice President and Treasurer

   Victoria J. Reich                   Vice President and Controller

   James A. Schenk                     Vice President -- Acquisitions




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CUSIP No.  567908 10 8             13D            Page 4 of 17 Pages
----------------------                           ------------------------

   Robert L. Sell                      Vice President and Chief Information
                                       Officer

   Kenneth B. Zeigler                  Vice President and Chief Human
                                       Resources Officer

   Judith P. Zelisko                   Vice President -- Tax

   William J. Barrington               President -- Sea Ray Group
                                       2600 Sea Ray Boulevard
                                       Knoxville, Tennessee 37914

   Augustine L. Nieto                  President -- Life Fitness Division
                                       10601 W. Belmont Avenue
                                       Franklin Park, Illinois 60131

   J. Roger Patterson                  President -- US Marine Division
                                       17825 59th Avenue, N.E.
                                       Arlington, Washington 98223

         The following table sets forth the names of the directors of Brunswick, their principal employment and the name and address of any corporation or other organization in which such employment is conducted.


                                    Principal                           Name and Address
 Name                               Employment                          where Employed
 ----                               ----------                          ----------------
 Peter N. Larson                    Chairman and Chief                  Brunswick Corporation
                                    Executive Officer                   1 North Field Court
                                                                        Lake Forest, Illinois 60045

 Nolan D. Archibald                 Chairman of the Board,              The Black & Decker Corporation
                                    President and Chief                 701 E. Joppa Road
                                    Executive Officer                   Towson, Maryland 21286

 Jeffrey L. Bleustein               President and Chief                 Harley-Davidson, Inc.
                                    Executive                           3700 W. Juneau Ave.
                                                                        Milwaukee, Wisconsin 53208

                                                                        P.O. Box 653
                                                                        Milwaukee, Wisconsin 53201

 Kenneth Roman                      Independent Consultant              444 Madison Ave., 19th Floor
                                                                        New York, New York 10022

 Bettye Martin Musham               President and Chief                 Gear Holdings, Inc.
                                    Executive Officer                   Room 3701, 37th Floor
                                                                        512 Seventh Avenue
                                                                        New York, New York 10018

 Peter Harf                         Chairman and Chief                  Joh. A. Benckiser GmbH and
                                    Executive Officer                   Coty Inc.
                                                                        1325 Sixth Avenue, 34th Floor
                                                                        New York, New York 10019

 Jay W. Lorsch                      Professor                           Harvard University Graduate
                                                                        School of Business Administration
                                                                        Morgan Hall 337
                                                                        Boston, Massachusetts 02163









CUSIP No. 567908 10 8              13D            Page 5 of 17 Pages
----------------------                           -------------------------

                                    Principal                           Name and Address
  Name                              Employment                          where Employed
  ----                              ----------                          ----------------


  Michael J. Callahan                Executive Vice President            FMC Corporation
                                     and Chief Financial                 200 E. Randolph Dr., 67th Floor
                                     Officer                             Chicago, Illinois 60601

  Manuel A. Fernandez                Chairman and Chief                  Gartner Group, Inc.
                                     Executive Officer                   56 Top Gallant Road
                                                                         P.O. Box 10212
                                                                         Stamford, Connecticut 06904

  Rebecca P. Mark                    Vice Chairman                       Enron Corp.
                                                                         333 Clay Street, 21st Floor
                                                                         Houston, Texas 77002

  Roger W. Schipke                   Private Investor                    1206 Mazeland Drive
                                                                         Bel Air, Maryland 21015



         During the last five years, neither Brunswick nor any of its directors or executive officers has been convicted in any criminal proceeding.

         During the last five years, neither Brunswick nor any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Each of the directors and executive officers of Brunswick is a citizen of the United States, with the exceptions of Peter Harf, who is a citizen of Germany and George W. Buckley, who is a citizen of the United Kingdom.

Item 3.           Source and Amount of Funds or Other Consideration.

         The Common Stock to which this Statement relates was purchased by Brunswick pursuant to the Restated Agreement Relating To The Purchase Of MarineMax Common Stock, dated April 28, 1998 (the "Purchase Agreement"), entered into by and between MarineMax and Brunswick. The Purchase Agreement is discussed in Item 6. Pursuant to the Purchase Agreement, Brunswick paid U.S. $21,636,450 for the Common Stock. The funds for the purchase were obtained from the working capital of Brunswick.

Item 4.           Purpose of Transaction.

         MarineMax was formed in January of 1998 to acquire several dealers that operate in the recreational boat industry. MarineMax currently consists of the following six wholly owned subsidiaries: Bassett Boat Company of Florida; Louis DelHomme Marine; Gulfwind USA, Inc.; Gulfwind South, Inc.; Harrison's Boat Center, Inc. and Harrison's Marine Centers of Arizona, Inc.; and Stovall Marine, Inc. (the "Merged Companies"). MarineMax is the largest recreational boat dealer in the United States, and the nation's largest retailer of Sea Ray, Boston Whaler, and other boats manufactured by Brunswick. Sales of new Brunswick boats accounted for 84% of MarineMax's new boat sales in calendar 1997.





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CUSIP No. 567908 10 8              13D            Page 6 of 17 Pages
----------------------                           -------------------------



         At the time of the acquisitions described above, Brunswick had dealer agreements in place with each of the Merged Companies that required the dealer to obtain Brunswick's consent to any change in the ownership of the dealer. Brunswick and MarineMax disputed the applicability of the change in control provisions of the dealer agreements. Brunswick was also concerned about its negotiating posture in light of the large percentage of Brunswick boats that MarineMax sold through its six dealers.

         In order to avoid a long and costly dispute, Brunswick consented to the mergers in return for MarineMax's promise to pay Brunswick $15.0 million no later than December 31, 1998. In addition, in order to foster a long-term and mutually beneficial relationship between MarineMax and Brunswick, both parties entered into several agreements that allow Brunswick to participate in the ownership and governance of MarineMax. These agreements are discussed in greater detail in Item 6. Pursuant to the Purchase Agreement, Brunswick was allowed to acquire a 14.1% equity interest in MarineMax.

         Except as set forth above or as set forth in Item 6 of this Statement, Brunswick has no present plans or proposals which may relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.





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CUSIP No. 567908 10 8                13D            Page 7 of 17 Pages
------------------------                           ------------------------



Item 5.           Interest in Securities of the Issuer.

                  (a) 1,861,200 shares of MarineMax Common Stock (14.1%) are beneficially owned by Brunswick.

                  (b) Brunswick has sole voting and dispositive power with respect to all shares of MarineMax Common Stock identified in Item 5(a).

                  (c)      None.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Purchase Agreement

         MarineMax and Brunswick entered into a Restated Agreement Relating To The Purchase Of MarineMax Common Stock, dated as of April 28, 1998 (the "Purchase Agreement"). The Purchase Agreement set forth the terms under which Brunswick was given the opportunity to acquire an ownership interest in MarineMax. The following summary does not purport to be complete and is qualified in its entirety by the Purchase Agreement which has been filed as an exhibit to this Statement.

         At the time of execution of the Purchase Agreement, MarineMax intended to close an initial public offering of its Common Stock ("IPO") as soon as practical. Pursuant to the Purchase Agreement, MarineMax afforded Brunswick the opportunity, on an all or none basis, to purchase shares of the Common Stock of MarineMax that would constitute 14.1% of the issued and outstanding Common Stock of MarineMax after giving effect to the IPO including any overallotment option granted to the underwriters of the IPO. If Brunswick determined to purchase the Common Stock, it was required to purchase the Common Stock for cash contemporaneously with the initial closing of the IPO and the closing of any overallotment options granted to the underwriters of the IPO. The purchase was to be at the IPO price, less underwriting discounts and commissions.

         Brunswick purchased the Common Stock pursuant to the Purchase Agreement on June 5, 1998.

         Stockholders' Agreement

         MarineMax, Brunswick, William H. McGill Jr., Richard R. Bassett, Louis R. DelHomme and Richard C. LaManna Jr. (the four individuals known collectively as the "Senior Founders") entered into a Stockholders' Agreement, dated as of April 28, 1998 (the "Stockholders' Agreement"). After the IPO, Brunswick and the Senior Founders owned certain issued and outstanding shares of Common Stock of MarineMax. The Purpose of the Stockholders' Agreement was to set forth the rights of Brunswick and the Senior Founders to purchase or acquire certain shares of Common Stock and to encumber, sell, transfer, or otherwise dispose of certain shares




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CUSIP No.  567908 10 8               13D            Page 8 of 17 Pages
------------------------                           ------------------------


of Common Stock whenever acquired. The following summary does not purport to be complete and is qualified in its entirety by the Stockholders' Agreement which has been filed as an exhibit to this Statement.

         Subject to certain exceptions, the Stockholders' Agreement restricts the right of the senior executives (consisting of William H. McGill Jr., Richard R. Bassett, Louis R. DelHomme Jr., Richard C. LaManna Jr. and Paul Graham Stovall) and Brunswick to sell Common Stock without first complying with the provisions of the agreement. Under the Stockholders' Agreement, the senior executives may not sell any Common Stock without first offering to sell the Common Stock to Brunswick if Brunswick has not reached its Targeted Investment Percentage of 19% of the then-outstanding shares of Common Stock and then to MarineMax, the other senior executives, and Brunswick. Likewise, Brunswick may not sell any Common Stock without first offering to sell the Common Stock to MarineMax and the senior executives. In each case, the price per share will be the average closing price of the Common Stock on the New York Stock Exchange during the period commencing on the trading day the offer is made and ending on the day of the acceptance of the offer.

         The Stockholders' Agreement does not restrict transfers of Common Stock resulting from a transaction that involves a change in control of MarineMax or a transaction approved by a majority of the Board of Directors. The Stockholders Agreement excepts each party from the resale restrictions for sales of Common Stock in any calendar year of up to the lesser of 1% of the issued and outstanding Common Stock or 10% of the shares owned by the party. In addition, the senior executives will not be restricted from selling Common Stock if, at the time of the proposed sale, Brunswick owns the Targeted Investment Percentage and a majority of the members of the Board of Directors constitutes the senior executives and Other Designated Members (as described below) or if the Dealer Agreements (Sales and Service Agreements, dated April 28, 1998, entered into by Brunswick, through its Sea Ray division, and MarineMax, through each of the Merged Companies) between Brunswick and the Merged Companies are not then in full force and effect. As defined in the Stockholders' Agreement, the term "Other Designated Member" means any individual designated by MarineMax to serve as a member of its Board of Directors and agreed to by Brunswick, which approval will not be unreasonably withheld by Brunswick taking into account whether such individual has the requisite knowledge and experience in business and financial matters as to be reasonably capable of serving as a director of a public corporation with revenue, assets, and operations comparable to MarineMax. All members of MarineMax's current Board of Directors are senior executives, and the two proposed directors have been approved by Brunswick.

         The Stockholders' Agreement also gives Brunswick the right to achieve and maintain its Targeted Investment Percentage through open market purchases and through purchases in any future stock offerings by MarineMax. The Stockholders' Agreement also grants Brunswick a right of first refusal on any proposed sale of MarineMax's capital stock to any person that competes with the principal lines of Brunswick's marine business.

         Under the Stockholders' Agreement, Brunswick and the senior executives also have agreed to vote their Common Stock in all elections for directors of MarineMax for board nominees proposed by MarineMax's Board of Directors if such nominees are either senior executives or Other Designated Members and if, assuming the election of such persons, the majority of the Board of Directors will consist of the senior executives and Other Designated Members. In addition, Brunswick and the senior executives have agreed to vote their Common Stock in favor of all proposals and recommendations made by MarineMax's Board of Directors and submitted to a vote of MarineMax's stockholders at an annual or special meeting as long as





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CUSIP No.  567908 10 8               13D            Page 9 of 17 Pages
------------------------                           ------------------------


such proposals or recommendations were approved by a majority of the Board of Directors of MarineMax and a majority of MarineMax's Board of Directors consists of the senior executives and Other Designated Members.

         The Stockholders' Agreement has a term of 10 years. The rights of Brunswick, however, under the Stockholders' Agreement are applicable only during such time as the Dealer Agreements remain in full force and effect.

         Governance Agreement

         MarineMax and Brunswick entered into a Governance Agreement, dated as of April 28, 1998 (the "Governance Agreement"). Pursuant to the Governance Agreement, terms and conditions are placed on Brunswick's participation in the corporate governance of MarineMax, including restrictions on the acquisition of additional shares of Common Stock of MarineMax. The following summary does not purport to be complete and is qualified in its entirety by the Governance Agreement which has been filed as an exhibit to this Statement.

         The Governance Agreement generally restricts Brunswick from owning more than its Targeted Investment Percentage of 19% of the outstanding Common Stock. The Governance Agreement prohibits Brunswick from (i) seeking to affect or influence the control of the management or Board of Directors of MarineMax or its business, operations, or policies; (ii) entering into a voting trust or other agreement respecting the voting of Common Stock other than the Stockholders' Agreement; (iii) making or participating in any solicitation of proxies to vote Common Stock or seeking to influence any person to vote Common Stock or being a participant in any solicitation in opposition to the recommendation of the majority of MarineMax's Board of Directors with respect to any matter; (iv) initiating, proposing, or otherwise soliciting any stockholder proposals; (v) entering into any group or otherwise acting in concert with any person for the purpose of acquiring, holding, voting, or disposing of any Common Stock; or (vi) encouraging, supporting, or participating in any tender or exchange offer unless at least 51% of the then-outstanding Common Stock (excluding any Common Stock owned by Brunswick) has been tendered in response to such offer or MarineMax announces that it supports such offer.

         The Governance Agreement terminates upon the earlier of (a) 10 years from the date of the agreement; (b) such time, if any, that a majority of the Board of Directors has not consisted of the senior executives and Other Designated Members for a period of 60 consecutive days; or (c) the date on which Brunswick has owned less than 5% of the Common Stock for two consecutive years; provided that Brunswick may take no actions inconsistent with the agreement for a period of six months after the termination by it of the Dealer Agreements for cause. The Governance Agreement also will be inoperative during any period that Brunswick owns less than 5% of the Common Stock.

         Acquisition Agreement

         MarineMax and Brunswick entered into an Agreement Relating To Acquisitions, dated April 28, 1998 (the "Acquisition Agreement"). Pursuant to the Acquisition Agreement, Brunswick is given the right to consent to the acquisition by MarineMax of additional Brunswick boat dealers. The following summary does not purport to be complete and is qualified in its entirety by the Acquisition Agreement which has been filed as an exhibit to this Statement.





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CUSIP No. 567908 10 8                13D            Page 10 of 17 Pages
------------------------                           ------------------------

         The Acquisition Agreement provides for Brunswick to cooperate in good faith and not to unreasonably withhold its consent to the acquisitions each year by MarineMax of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of MarineMax's revenue in its prior fiscal year. The Stovall Acquisition will not count against the 20% benchmark. Any acquisitions in excess of the 20% benchmark will be at Brunswick's discretion. In the event that MarineMax's sales of Sea Ray boats exceed 49% of the sales of Sea Ray boats by all Sea Ray boat dealers (including MarineMax) in any fiscal year of Brunswick, the agreement provides that MarineMax and Brunswick will negotiate in good faith the standards for acquisitions of Sea Ray boat dealers by MarineMax during Brunswick's next succeeding fiscal year but that Brunswick may grant or withhold its consent to any such acquisition in its sole discretion for as long as MarineMax's Sea Ray boat sales exceed the 49% benchmark.

Item 7.  Material to be Filed as Exhibits.

         (a) Restated Agreement Relating To The Purchase Of MarineMax Common Stock, dated April 28, 1998, by and between MarineMax, Inc. and Brunswick Corporation.

         (b) Stockholders' Agreement, dated April 28, 1998, by and among MarineMax, Inc., Brunswick
                  Corporation, and Senior Founders (incorporated by reference to Exhibit 10.9 to MarineMax's Registration Statement on FormS-1, Registration No. 333-47873).

         (c) Governance Agreement, dated April 28, 1998, by and between MarineMax, Inc. and Brunswick Corporation (incorporated by reference to Exhibit 10.10 to MarineMax's Registration Statement on Form S-1, Registration No 333-47873)

         (d) Agreement Relating To Acquisitions, dated April 28, 1998, by and between MarineMax, Inc. and Brunswick Corporation (incorporated by reference to Exhibit 10.11 to MarineMax's Registration Statement on Form S-1, Registration No. 333-47873).





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CUSIP No. 567908 10 8               13D            Page 11 of 17 Pages
------------------------                           ------------------------



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 29, 1998                BRUNSWICK CORPORATION


                                      By:  /s/ Mary D. Allen
                                           -------------------------
                                           Mary D. Allen
                                           Vice President, General Counsel
                                           and Secretary



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CUSIP No.   567908 10 8                 13D            Page 12 of 17 Pages
----------------------------                          ------------------------


                               EXHIBIT INDEX

No.                                                                    Page

(1)      Restated Agreement Relating To The Purchase Of                 13
         MarineMax Common Stock, dated April 28, 1998, by and between MarineMax, Inc. and Brunswick
         Corporation.

(2) Stockholders' Agreement, dated April 28, 1998, by and among MarineMax, Inc., Brunswick
         Corporation, and Senior Founders (incorporated by reference to Exhibit 10.9 to MarineMax's
         Registration Statement on FormS-1, Registration
         No. 333-47873).

(3) Governance Agreement, dated April 28, 1998, by and between MarineMax, Inc. and Brunswick Corporation.
         (incorporated by reference to Exhibit 10.10 to MarineMax's Registration Statement on Form S-1,
         Registration No 333-47873)

(4) Agreement Relating To Acquisitions, dated April 28, 1998, by and between MarineMax, Inc. and Brunswick Corporation (incorporated by reference to Exhibit 10.11 to MarineMax's Registration Statement on Form S-1, Registration No. 333-47873).